

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Fred W. Cooper
Chief Executive Officer
KwikClick, Inc.
585 West 500 South Suite 130
Bountiful, UT 84010

      Re: KwikClick, Inc.
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed December 14, 2021
          File No. 000-56349

Dear Mr. Cooper:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: David S. Hunt